Exhibit 99.1

Date: April 09, 2021	100 University Avenue, 8th Floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SEABRIDGE GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 06, 2021
Record Date for Voting (if applicable) :	May 06, 2021
Beneficial Ownership Determination Date :	May 06, 2021
Meeting Date :	June 21, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	811916105	CA8119161054
COMMON 144A RESTRICTED CLASS	C811916303	US8119163033
COMMON REG D/DTD EXP NOV 23/14	811916881	US8119168818
COMMON REG S/DTD EXP MAR 01/16	C82467108	CAC824671084

Sincerely,

Computershare
Agent for SEABRIDGE GOLD INC.